Curaleaf Holdings, Inc. Investor Relations Curaleaf Announces Appointment of Torsten Greif to Board of Directors STAMFORD, Conn., May 1, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced the appointment of Torsten Greif to the Curaleaf Board of Directors. Mr. Greif is a respected entrepreneur and one of the founders of Four 20 Pharma GmbH, Curaleaf's flagship German brand. With deep expertise in cannabis cultivation, regulatory strategy, and brand development, he has been instrumental in positioning Four 20 Pharma as a leading premium cannabis provider in Germany's emerging medical cannabis market. Under his leadership, the company achieved a majority stake sale to Curaleaf, underscoring his strategic vision, cross-industry approach, and ability to find success in the evolving German cannabis market. "We're thrilled to welcome Torsten to the global Curaleaf leadership team," said Boris Jordan, Chairman and Chief Executive Officer of Curaleaf. "Torsten's vision, deep local knowledge, and proven ability to execute in complex regulatory environments will be tremendous assets as we continue to scale Curaleaf's European operations. His leadership reflects our commitment to building best-in-class cannabis businesses around the world." "I'm honored to join Curaleaf at this important stage of the company's international expansion," said Mr. Greif. "The European cannabis market is evolving rapidly, and I look forward to partnering with our talented teams to deliver high-quality, EU-GMP- certified medical cannabis to Germany and beyond. Curaleaf's global platform will enable us to accelerate innovation and contribute to the broader legitimization of cannabis in Europe." Mr. Greif's appointment reinforces Curaleaf's commitment to strategic leadership and operational excellence as the Company further integrates its European footprint and prepares for long-term growth across regulated markets. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. About Four 20 Pharma GmbH Four 20 Pharma GmbH is a leading, fully EU-GMP & GDP licensed European producer and distributor of medical cannabis with industry-leading product quality and best-in-class regulatory expertise. Four 20 Pharma entered the German market with the vision to guarantee continuous patient care, and since the launch in 2020 of its "420NATURAL" brand, the company has created a steady supply chain to deliver the best possible cannabis products to its patients. The company employs 41 team members and is based in Paderborn, Germany. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning an appointment to Curaleaf's Board of Directors. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. Additional assets available online:  Photos (1) https://ir.curaleaf.com/2026-05-01-Curaleaf-Announces-Appointment-of-Torsten-Greif-to-Board-of-Directors